September 24, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Good Times Restaurants Inc.

Amendment No. 1 to Registration Statement on Form S-1

File No. 333-198581

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Good Times Restaurants Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective on Friday, September 26, 2014, at 1:00 p.m. (Washington D.C. time), or as soon thereafter as may be practicable.

The Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

We request that we be notified of such effectiveness by a telephone call to Joshua Schneiderman, of Snell & Wilmer L.L.P. at (213) 929-2545.

Sincerely,

/s/ Boyd Hoback

Boyd Hoback

President and Chief Executive Officer

Good Times Restaurants Inc.

cc:

Roger Cohen, Snell & Wilmer L.L.P.

Joshua Schneiderman, Snell & Wilmer L.L.P.